9/24

08005075

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fancamp Exploration Ltd

*CURRENT ADDRESS

PROCESSED

SEP 26 2008

**FORMER NAME

THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 03929 FISCAL YEAR 4-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dee

DAT : 9/25/08

File No. 82-3929

FNC

ARIS
4-30-08

FANCAMP EXPLORATION LTD.

FINANCIAL STATEMENTS

APRIL 30, 2008 AND 2007

2008venture50
TSX Venture Exchange TSX

Chang Lee LLP

Chartered Accountants

505 – 815 Hornby Street
Vancouver, B.C, V6Z 2E6
Tel: 604-687-3776
Fax: 604-688-3373
E-mail: info@changleellp.com

AUDITORS' REPORT

To the Shareholders of
Fancamp Exploration Ltd.

We have audited the balance sheets of Fancamp Exploration Ltd. as at April 30, 2008 and 2007 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
August 15, 2008

CHANG LEE LLP
Chartered Accountants

FANCAMP EXPLORATION LTD.
BALANCE SHEETS

	April 30 2008	April 30 2007
Assets		
Current		
Cash and Cash Equivalents	326,585	193,536
Marketable Securities (Note 3)	166,217	163,042
Accounts Receivable	656,450	164,763
Sales Taxes Refundable	16,176	17,060
Accrued Mining Duty Receivable	31,284	39,085
Accrued Exploration Tax Credits Receivable	58,667	89,415
Prepaid Expenses	6,375	2,813
Total Current Assets	1,261,754	669,714
Investment in The Magpie Mines Inc. (Note 4)	118,530	-
Mineral Properties Interests (Note 5)	1,319,945	942,861
Total Assets	**2,700,229**	**1,612,575**
Liabilities		
Current		
Accounts Payable and Accrued Liabilities (Note 7 (d,e))	31,315	27,948
Long-term		
Deferred Quebec Mining Duties	160,388	163,978
Total Liabilities	**191,703**	**191,926**
Shareholders' Equity		
Share Capital (Note 6 (a))	7,389,540	6,931,165
Contributed Surplus (Note 6 (b))	3,179,010	209,907
Accumulated Other Comprehensive Income	14,704	64,778
Deficit	(8,074,728)	(5,785,201)
Total Shareholders' Equity	**2,508,526**	**1,420,649**
Total Liabilities and Shareholders' Equity	**2,700,229**	**1,612,575**

Note 1 - Nature and Continuance of Operations

Note 9 - Contingencies

Note 10 - Subsequent Events

Approved by the Directors:

"Peter Smith" Director **"Debra Chapman" Director**

FANCAMP EXPLORATION LTD.
STATEMENTS OF OPERATIONS AND DEFICIT

	Year Ended April 30 2008	Year Ended April 30 2007
Revenue		
Mineral Property Royalties	37,500	-
Net Mineral Property Option Revenue	869,747	525,504
	907,247	525,504
Expenses		
Audit and Accounting	21,400	27,042
Field Administration, Management and Consulting	36,500	33,025
General Exploration Expenditures (Recovery)	2,809	(3,638)
Interest Expenses and Bank Charges	99	(112)
Legal Fees	3,837	572
Office Rent, Supplies and Services	43,232	29,873
Share Transfer, Listing and Filing Fees	19,277	16,908
Stock-based Compensation	3,173,061	15,815
Telephone	4,891	4,644
Travel and Accomodations	4,955	5,072
Total Expenses	3,310,061	129,201
Net Income (Loss) Before Other Income (Expenses) and Income Taxes	(2,402,814)	396,303
Loss on Sale of Marketable Securities	-	(7,890)
Mineral Properties Interests Written Off	(44,795)	(1,707)
Mineral Properties Interests Written Down		(4,323)
Dilution Gain on Equity Investment	124,127	-
Loss from Equity Investment	(16,044)	-
Net Income (Loss) Before Income Taxes	(2,339,526)	382,383
Future Income Tax Recovery	49,999	34,800
Net Income (Loss)	(2,289,527)	417,183
Deficit, Beginning of Year	5,785,201	6,202,384
Deficit, End of Year	8,074,728	5,785,201
Net Income (Loss) Per Share		
Basic	(0.09)	0.02
Diluted	(0.09)	0.02
Weighted Average Number of Shares Outstanding		
Basic	26,549,998	24,681,162
Diluted	26,549,998	27,115,219

FANCAMP EXPLORATION LTD.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended April 30 2008	Year Ended April 30 2007
Statements of Comprehensive Income:		
Net Income (loss) for the year	($2,289,527)	$417,183
Other comprehensive income (loss):		
Unrealized gain (loss) on marketable securities	(50,074)	64,778
Comprehensive Income (loss)	($2,339,601)	$481,961

FANCAMP EXPLORATION LTD.
STATEMENTS OF ACCUMULATED COMPREHENSIVE INCOME

	Year Ended April 30 2008	Year Ended April 30 2007
Statements of Accumulated Comprehensive Income:		
Balance, Beginning of Year	$64,778	-
Other comprehensive income (loss)	($50,074)	$64,778
Balance, End of Year	$14,704	$64,778

FANCAMP EXPLORATION LTD.
STATEMENTS OF CASH FLOWS

	Year Ended April 30 2008	Year Ended April 30 2007
Operating Activities		
Net income (loss) for the Year	(2,289,527)	417,183
Items Not Affecting Cash in the Year:		
Net Mineral Property Option and Other Payments	(25,906)	(63,291)
Mineral Properties Interests Written Off/Down	44,795	6,030
Stock-based Compensation	3,173,061	15,815
Loss on Sales of Marketable Securities	-	7,890
Dilution gain on and loss from equity investment	(108,083)	-
Future Income Tax Recovery	(49,999)	(34,800)
Others	2,281	0
	746,622	348,827
Changes in Non-Cash Working Capital Items (Note 12)	(490,997)	(183,868)
	255,625	164,959
Financing Activities		
Quebec Mining Duties	4,210	-
Quebec Exploration Tax Credit	87,134	166,914
Shares Issued for Cash	301,668	211,651
Total Financing Activities	393,012	378,565
Investing Activities		
Investment in The Magpie Mines Inc.	(11,899)	-
Proceeds from disposition of marketable securities	-	8,940
Mineral Property Acquisition	(131,885)	(102,840)
Mineral Exploration Expenditures	(371,804)	(291,268)
Total Investing Activities	(515,588)	(385,168)
(Decrease) Increase in Cash and Cash Equivalents	133,049	158,356
Cash and Cash Equivalents, Beginning of Year	193,536	35,180
Cash and Cash Equivalents, End of Year	326,585	193,536
Supplementary Disclosure of Non-Cash Financing and Investing Activities		
Shares Issued on Mineral Property Acquisition Option	-	57,000
Shares Received on Option to Sell Mineral Property Interest	475,000	152,250
Shares Received for Magpie Property	27,460,981	
Supplementary Disclosure of Statements of Cash Flows Information		
Interest Income (Expense)	(21)	(112)
Taxes (Note 8)	-	-

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Fancamp Exploration Ltd. ("Fancamp") was incorporated under the laws of the Province of British Columbia. The Company owns interests in mineral properties in the Provinces of Ontario, Quebec and New Brunswick, Canada. Fancamp is an exploration stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's legal interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development, and future profitable production or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

The Company has an accumulative loss of $8,074,728 at April 30, 2008 (2007 - $5,785,201) and has not developed any self sustaining operations. These financial statements have been prepared assuming the Company will continue on a going-concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to maintain its existence is dependent upon the continuing support of its creditors and its success in obtaining new equity financing for its ongoing operations. Realization values may be substantially different from carrying values, as shown in these financial statements, should the Company be unable to continue as a going-concern.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As at April 30, 2008 and 2007 the Company does not have any cash equivalents. As at April 30, 2008 the Company does have cash over the federally insured limit of $226,585. (2007 – $93,536).

Mineral properties interests

Fancamp capitalizes all acquisition costs and related exploration and development expenditures until such time as the property to which they relate is brought into production, abandoned, or deemed not to contain economic reserves. The costs will be amortized on a unit-of-production basis following commencement of production or written off to operations if the property is sold, abandoned or deemed to not contain economic reserves. Proceeds received from option payments are netted against capitalized costs and related exploration and development expenditures of the optioned property, before being recognized as income into operations. The amounts shown for mineral properties interests and deferred exploration and development costs represent net costs incurred to date and do not necessarily reflect present or future values.

Certain of the Company's mineral properties interests are held jointly with other parties. The capitalized costs of these mineral properties include only the Company's joint venture share of the costs.

Deferred Quebec mining duties

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit on qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years. Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the

Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

Exploration tax credits

The Company accounts for accrued tax credits on eligible exploration expenditures as a deduction from its mineral properties interests, on a property by property basis, and will be charged to operations on the same basis as the deferred acquisition and exploration and development expenditures. The exploration tax credits are accrued in the year when the exploration expenditures are incurred, provided there is reasonable assurance that the tax credits will be realized.

During fiscal 2008 the Company charged $58,667of Quebec exploration tax credits against its mineral properties interests (2007 - $89,415).

Foreign currency transactions and translation

The Company's functional currency is Canadian dollars. Transactions in other currencies are recorded in Canadian dollars at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into Canadian dollars at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the statements of operations.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

Stock-based compensation

In accordance with *CICA Handbook Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments*, the Company recognizes stock-based compensation expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date, and expensed over the expected vesting period. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Financial instruments and comprehensive income

The Company's financial instruments include cash and cash equivalents, marketable securities, accounts receivable, and accounts payable and accrued liabilities. The Company designated its cash and cash equivalents as held-for-trading, its marketable securities as available-for-sale, its accounts receivable, as receivables, and its account payable and accrued liabilities as other financial liabilities. The fair values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values because of their short term nature. The Company recorded the marketable securities at its fair value and the unrealized gains and losses are recorded in the statement of comprehensive income on a net of tax basis. In management's opinion the Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The Company is not exposed to derivative financial instruments.

Comprehensive income represents the change in shareholders' equity from transactions and other events from non-owner sources. Other comprehensive income refers to items that are recognized in comprehensive income but excluded from net income calculated in accordance with generally accepted accounting principles until such time as it is considered appropriate to recognize them in net income.

Income taxes

Future income tax assets and liabilities are recorded where the accounting net book value of assets and liabilities differ from their corresponding tax bases. The benefit of future income tax assets is only recognized when their realization is considered more likely than not.

The Company recognizes into income a future income tax benefit on the renouncement of Canadian exploration expenditures to its flow-through share investors.

Long-lived assets impairment

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to their fair value. Fair value is generally determined using a discounted cash flow analysis.

Asset retirement obligations

The Company recognizes the fair value of its liability for asset retirement obligations, which in the mining industry are categorized as "site restoration costs", in the year in which such liability is incurred and can be estimated. Upon recognition of an asset retirement obligation, the capitalized cost of the mineral properties interest is increased by the same amount as the liability. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimates. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized. The Company evaluated its site restoration costs to be $nil as at April 30, 2008 (2007 - $nil).

Income (loss) per share

Basic income (loss) per share is calculated by dividing the income (loss) for the year by the weighted average number of shares outstanding in the year. Diluted income (loss) per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method. Treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

Future Accounting Changes

a) Capital Disclosures and Financial Instruments – Disclosure and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Statements – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards are effective for interim and annual financial statements for the Company's reporting period beginning on May 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequence of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

b) International Financial Reporting Standards ("IFRS")

In January, 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability ("PAEs"). The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. The use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently evaluating the impact of adopting IFRS..

c) Goodwill and Intangible Assets

Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new pronouncement establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This section is effective in the first quarter of 2009. The adoption of this section is not expected to impact the Company.

NOTE 3 – MARKETABLE SECURITIES

The Company has investments in marketable securities which have been classified as available for sale.

	2008	2007
	$	$
Uracan Resources Ltd., at fair market value	56,000	152,250
Probe Mines Ltd., at fair market value	29,795	9,090
Diadem Resources Ltd., at fair market value	922	1,702
Bonaventure Enterprises Inc., at fair market value	14,000	-
Nebu Minerals Ltd., at fair market value	28,000	-
RT Minerals Inc., private company	37,500	-
	166,217	163,042

The difference between the fair value and the cost of marketable securities has been recorded in accumulated other comprehensive income, net of future income taxes of $2,749..

Uracan Resources Ltd.

The Company received 50% of the 350,000 common shares of Uracan Resources Ltd. in consideration for its 50% ownership interest in the Johan Beetz property. The quoted market price of the shares of Uracan Resources Ltd. was $0.32 as at April 30, 2008 (2007 - $0.87). Also see Note 5c.

Probe Mines Ltd.

The Company received 100,000 common shares of Probe Mines Ltd. pursuant to an option agreement to sell its 100% interest in the McFaulds/Fancamp property in Ontario, consisting of 4 mineral claims. The quoted market price of the shares was $0.59 as at April 30, 2008 (2007 - $0.18). In 2007, the Company sold 49,500 shares and incurred a loss of $7,890.

Diadem Exploration Inc.

The Company received an ownership interest in 23,790 first preferred shares of Diadem Exploration Inc. in consideration for its 50% ownership interest in 102 claims in the Otish Mountain region of Quebec. The Company previously received a 100% ownership interest in 2,990 of the first preferred shares and a 50% joint ownership interest in the remaining 20,800 shares.

Diadem Exploration Inc. is a 100% subsidiary of Diadem Resources Ltd., a Canadian public company. The shares in Diadem Exploration Inc. were exchanged into shares of Diadem Resources Ltd. at the option of Diadem Resources Ltd., at an exchange price of $1.888. The Company now holds a 100% interest in 1,584 common shares and a 50% interest in 11,017 common shares. The quoted market price of the shares of Diadem Resources Ltd. was $0.13 as at April 30, 2008 (2007 - $0.24).

Bonaventure Enterprises Inc.

The Company received 50% of the 100,000 common shares of Bonaventure Enterprises Inc. pursuant to an option agreement to sell its 50% interest in the Baie Comeau property. The quoted market price of the shares of Bonaventure Enterprises Inc. was $0.28 as at April 30, 2008.

Nebu Minerals Ltd.

The Company received 50% of the 350,000 common shares of Nebu Minerals Ltd.. pursuant to an option agreement to sell its 50% interest in the George River property. The quoted market price of the shares of Nebu Minerals Ltd. was $0.16 as at April 30, 2008.

RT Minerals Inc.

The Company received 50% of the 500,000 common shares of RT Minerals Inc. pursuant to an option agreement to sell its 50% interest in the Godbout claims, part of the Baie Comeau property. As of April 30, 2008, RT Minerals Inc. was a private company and the estimated market price of the shares of RT Minerals Inc. was $0.15 as at April 30, 2008.

NOTE 4 – INVESTMENT IN THE MAGPIE MINES INC. ("THE MAGPIE")

During the fiscal year 2008, the Company received 50% of the 54,921,962 common shares of The Magpie in consideration for its 50% ownership interest in the Magpie property. The Company recorded the cost of 27,460,981 common shares of The Magpie at $10,446 as the cost incurred on the Magpie property. The Company's original 50% equity stake has been and may be further diluted based on share capital financing that were carried out in The Magpie for ongoing funding of Magpie property. The Company accounts for The Magpie on an equity basis resulting in an equity loss of $16,044 and a gain on dilution of $124,127 for the year ended April 30, 2008. As April 30, 2008, the Company holds 48.67% of The Magpie.

NOTE 5 - MINERAL PROPERTIES INTERESTS

The Company's mineral properties interests are detailed below and in Schedule I – Summary of Deferred Costs on Mineral Properties Interests.

(a) 100% owned claims in the Province of New Brunswick

The Company has a 100% ownership interest in 151 claims in the Province of New Brunswick (2007 – 62 claims). Certain of the properties are subject to the following royalties or option agreements:

Upsalquitch Forks claims

Six of the Upsalquitch Forks claims are subject to a royalty interest of 1% net smelter returns, which the Company may retire by the payment of $500,000.

St. George's claims

18 of the 56 St. George's claims are subject to a royalty interest of 1% of net smelter returns, of which the Company may retire ½% net smelter returns by the payment of $250,000.

Digdeguash River claims

During the year the Company acquired 102 claims in Digdeguash River from a third party. These claims are subject to a royalty interest of 1% of net smelter returns.

(b) 100% owned claims in the Province of Quebec

The Company has a 100% ownership interest in 730 claims in the Province of Quebec (2007 - 637 claims). Certain of the properties are subject to the following royalties or option agreements:

Lemoine Township claims

The Lemoine claims are subject to a royalty interest of 1 1/2% of net smelter returns, of which the Company may retire 1% net smelter returns by the payment of $1,000,000.

Manic III claims

The Manic III claims are subject to a royalty interest of 2% net smelter returns, of which the Company may retire 1% net smelter returns by the payment of $1,000,000.

Beauce claims

In fiscal 2007, the Company earned a 100% interest in 31 (2007 – 32) mineral claims pursuant to the option agreement signed in fiscal 2006. These claims are subject to a royalty interest of 1.5% net smelter returns, of which the Company may retire 1% net smelter returns by the payment of $1,000,000. The Company also holds an additional 390 claims that were acquired by staking.

(c) 100% owned claims in the Province of Ontario

McFaulds Fancamp claims

The McFaulds Fancamp claims are subject to a royalty interest of 2% net smelter returns, of which the Company may retire 1.5% net smelter returns by the payment of $1,500,000.

(d) Mineral properties interests held jointly with others

Mt. Reed / Mt. Wright claims

The Company owns a 50% interest in 500 claims in the Mt. Reed / Mt. Wright region, Quebec (2007 – 514 claims). The claims are held jointly with Sheridan Platinum Group Ltd. ("Sheridan"), a company who is a significant shareholder of the Company as at April 30, 2008.

Longue Pointe de Mingan claims

During the fiscal year 2005, the Company had fulfilled its earn-in requirements and holds a 50% interest in this property. The 39 claims are held jointly with Sheridan.

St. Urbaine claims

The Company owns a 50% interest in 3 claims in Quebec. The claims are held jointly with Sheridan.

Dieter Lake claims

The Company owns a 50% interest in 261 claims in Quebec. The claims are held jointly with Sheridan.

Hanna Uranium claims

The Company owns a 50% interest in 92 claims in Quebec. The claims are held jointly with Sheridan.

George River claims

The Company owns a 50% interest in 368 claims in Quebec. The claims are held jointly with Sheridan.

In fiscal 2008, the George River claims became subject to an option agreement with Nebu Resources Ltd. ("Nebu"), whereby Nebu has the option to earn a 100% interest by:

(i) paying $50,000 within two days of signing (fulfilled),
(ii) paying $350,000 and issuing 350,000 common shares of Nebu by April 30, 2008 (fulfilled),
(iii) paying $325,000 by April 30, 2008 (fulfilled),
(iv) paying $200,000 by November 30, 2008,
(v) paying $1,000,000 or issuing 1,000,000 shares at a deemed price of $1.00 at the optioners' choice by April 30, 2009.

Payments may be reduced by 25% for any property dropped from the option before the due dates of the payments.

Baie Comeau claims

The Company owns a 50% interest in 274 claims in Quebec. The claims are held jointly with Sheridan.

In fiscal 2008, 222 of these claims became subject to an option agreement with Bonaventure Enterprises Inc. ("Bonaventure"), whereby Bonaventure has the option to earn a 50% interest by:

(i) paying $50,000 and issuing 100,000 common shares of Bonaventure upon signing,
(ii) paying $50,000 and issuing 100,000 common shares at end of year 1
(iii) paying $50,000 and issuing 100,000 common shares at end of year 2
(iv) paying $100,000 and issuing 100,000 common shares at end of year 3

In addition, Bonaventure is required to spend $500,000 on exploration in year 1, $750,000 in year 2 and $1,250,000 in year 3 to earn its 50% interest. Upon Bonaventure exercising the initial option, they can acquire a further 10% interest in the property by producing a bankable feasibility study on the property within 2 years and issuing 10% of the outstanding shares of Bonaventure.

Also in fiscal 2008, 52 of these claims ("known as the Godbout") became subject to an option agreement with RT Minerals Inc. ("RT"), whereby RT has the option to earn a 100% interest by:

(i) paying $25,000 and issuing 500,000 common shares of RT upon signing,
(ii) paying $50,000 at end of year 1

Upon completion of the agreement, the Company and Sheridan, with a 50% joint interest each, are entitled to a 6% NSR royalty, with a buyback on 3% for $1,000,000. An advance royalty is payable.

Villebon Nickel claims

The Company owns a 50% interest in 125 claims in Quebec. The claims are held jointly with Sheridan. In fiscal year 2007, the Company and Sheridan jointly entered into an option agreement with Les Resources Tectonic Inc. ("Tectonic") to acquire 100% of 5 mineral claims located in Villebon township owned by Tectonic for the following consideration:

(i) paying $15,000 upon signing (fulfilled)
(ii) paying $25,000 at the end of year 1 (fulfilled)
(iii) paying $35,000 at the end of year 2
(iv) paying final $45,000 at the end of year 3

The Company and Sheridan are required to spend $50,000, $75,000 and $150,000 on the property on year one, two and three respectively. Further, Tectonic is entitled to a 2% Net Smelter Return which the Company and Sheridan can buyback 1% for $1,000,000.

Rupert II Uranium claims

The company owns a 50% interest in 33 claims in Quebec. The claims are jointly held with Sheridan.

Desolation Lake claims

The Company owns a 50% interest in fifty nine (59) blocks of sixteen (16) claim units in Ontario. The claims are jointly held with Sheridan.

Johan Beetz claims

Uracan Resources Ltd. has now earned a 100% interest in the previously held 50% interest in 1,703 claims in Quebec.

In fiscal 2006, the Johan Beetz claims became subject to an option agreement with Uracan Resources Ltd. ("URC") (formerly UFM Ventures Ltd.), whereby URC has now earned a 100% interest in the claims. For its 50% interest, the Company received an aggregate $1,000,000 and 175,000 shares of Uracan Resources Ltd. The Company retains a 1 ½% net smelter royalty for the first two years of commercial production, increasing to 2 ½% thereafter. URC is required to make quarterly advance royalty payments of $12,500 to the Company as of January 1, 2008.

For the year ended April 30, 2008, the Company has recognized $438,887 as the net option revenue pursuant to this agreement (2007 - $525,504).

(e) Mineral property royalty interests

Fancamp Township claims

The Company holds a 10% net profits royalty on 17 mineral claims in Quebec (2007: 17 claims). The cost of those mineral claims is carried at a nominal value.

Mountain claims

The Company holds a royalty interest of 0.5% net smelter returns on 29 claims (2007: 29 claims) in Quebec, of which 0.25% net smelter returns may be retired by the payment of $250,000 at the beginning of production.

NOTE 6 - SHARE CAPITAL

(a) Authorized: 50,000,000 common shares without par value

Issued:

	2008		2007	
	Number	Amount	Number	Amount
		$		$
Balance, beginning of year	25,126,924	6,931,165	23,792,981	6,750,473
Issued in year for cash:				
Exercise of flow-through warrants	-	-	1,000,000	150,000
Exercise of stock options from $0.10 to $0.15 per share and $203,958 (2007 - $3,840) allocated from contributed surplus	2,384,057	505,625	33,943	8,492
Pursuant to mineral property option	-	-	300,000	57,000
Future income tax liability on renouncement of Canadian exploration expenditures (Note 8)	-	(47,250)	-	(34,800)
Balance, end of year	27,510,981	7,389,540	25,126,924	6,931,165

(b) Contributed surplus

	2008	2007
	$	$
Balance, beginning of year	209,907	197,932
Stock-based compensation on stock options granted in 2006, portion vested in 2007	-	1,806
Reclassify portion of stock options exercised to share capital	(203,958)	(3,840)
Stock-based compensation on stock options granted during the year	3,173,061	14,009
Balance, end of year	3,179,010	209,907

(c) Share purchase warrants

There were no warrants issued or outstanding during the year.

	2008		2007	
	Underlying shares	Weighted average exercise price per share	Underlying shares	Weighted average exercise price per share
Balance, beginning of year	-	$ -	4,000,000	$0.15
Exercised			1,000,000	0.15
Expired / cancelled			3,000,000	0.15
Balance, end of year	-	$ -	-	$ -

NOTE 6 - SHARE CAPITAL (Continued)

(d) Management incentive options

The Company's stock option plan provides for the granting of stock options totaling in aggregate up to 10% of the Company's total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation services or consulting services up to a limit of 5% and 2% respectively of the Company's total number of issued and outstanding shares per year. The stock options are fully vested on the date of grant, except stock options granted to consultants or employees performing investor relation activities, which vest over 12 months. The option price must be greater or equal to the discounted market price on the grant date and the option expiry date can not exceed five years after the grant date.

In fiscal 2007, the Company granted 100,000 stock options with an exercise price of $0.11 to a director of the Company. In fiscal 2008, the Company granted 2,384,057 stock options with an exercise price of $1.90 to directors and consultants of the Company. The stock options vested immediately and expire 5 years from the date of grant. A summary of the options granted under the Company's plan as at April 30, 2008 and 2007 and the changes during the years then ended is as follows:

	2008		2007	
	Underlying shares	Weighted average exercise price per share	Underlying shares	Weighted average exercise price per share
		$		$
Balance, beginning of year	2,434,057	0.13	2,368,000	0.13
Exercised	(2,384,057)	0.13	(33,943)	0.14
Granted	1,950,000	1.90	100,000	0.11
Balance, end of year	2,000,000	1.86	2,434,057	0.13

The fair value of the options granted was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions; risk free interest rate at 3.87% (2007: 4.0%), dividend yield of 0% (2007: 0%), volatility factor of 156.01% (2007: 136.30%) and an expected life of 5 years (2007: 5 years). The amount of $3,173,060 (2007: $14,009) relating to stock-based compensation on options that vested in fiscal 2008 was charged to operations and credited to contributed surplus.

A summary of weighted average fair value of stock options granted during the yea end April 30, 2008 and 2007 are as follows:

2008	Weighted Average Exercise Price	Weighted Average Fair Value
Exercise price is above market price at grant date:	$1.90	$1.63

2007	Weighted Average Exercise Price	Weighted Average Fair Value
Exercise price is above market price at grant date:	$0.11	$0.14

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

A summary of stock options outstanding and exercisable is as follows:

Exercise price per share	Expiry date	Number of options outstanding 2008	2007
0.10	June 29, 2009	-	793,000
0.14	May 25, 2008	-	829,000
0.15	July 4, 2010	50,000	612,057
0.11	July 19, 2010	-	100,000
0.11	August 21, 2011	-	100,000
1.90	October 30,2012	1,700,000	-
1.90	February 13, 2013	250,000	-
		2,000,000	2,434,057

(f) Flow-through common shares

The Company issues flow-through common shares to finance part of its exploration expenditures. The income tax deductions related to the exploration expenditures are claimable only by the investors of the flow-through common shares.

As at April 30, 2008, the Company had fulfilled its commitment to incur a further $150,000 of qualifying Canadian exploration expenditures (as defined in the Canadian Income Tax Act) pursuant to the terms of exercise of flow-through share purchase warrants.

There are presently no flow through share commitments outstanding.

NOTE 7 - RELATED PARTY TRANSACTIONS AND BALANCES

Transactions and balances with related parties not disclosed elsewhere in these financial statements comprise:

	2008	2007
	$	$
a) Professional geological fees paid, or payable, to a Director	74,075	60,704
b) Administration fees paid, or payable, to a Director	15,000	15,000
c) Rental fees paid, or recorded as payable, to a Director	10,356	8,876
d) Accounts payable to Directors at April 30	1,452	1,783
e) Accounts payable to a major shareholder at April 30	7,038	7,038
f) Accounts receivable from a major shareholder at April 30	647,450	164,763

Transactions with related parties are measured at the exchange amount of consideration established and agreed to by the related parties.

NOTE 8 – INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years. The components of the net future tax asset, the statutory tax rate, the effective rate and the elected amount of the valuation allowance are as follows:

	2008	2007
Canadian statutory rate	31.50%	34.12%
	$	$
Income tax (expense) recovery at the Canadian statutory rate	(736,951)	167,400
Temporary and permanent timing differences:		
Stock-based compensation	999,514	5,400
Mineral properties interests written down/off	14,110	2,100
Loss on sale of marketable securities	-	2,700
Dilution gain and loss from equity investment	(34,046)	-
Benefit of the tax losses (recoveries) not recognized in the year	(192,628)	(142,800)
Income tax recovery (expense) recognized in the year	49,999	34,800

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2008	2007
	$	$
Operating loss carry forwards, expiring 2008 – 2028	34,900	135,700
Undeducted mineral properties acquisition and exploration expenditures and capital cost allowance	1,057,600	1,374,700
Capital loss carryforwards	1,400	8,800
Future tax assets	1,093,900	1,519,200
Less: valuation allowance	(1,093,900)	(1,519,200)
Net future tax assets	-	-

In fiscal 2008, the Company recognized in operations the benefit of a previously unrecorded future income tax asset on the renouncement of Canadian exploration expenditures to flow-through share investors and capital loss carryforwards in the amount of $47,250 (2007: $34,800) and $2,749 (2007 - $nil).

NOTE 9 – CONTINGENCIES

As at April 30, 2007, the Company has a dispute with one of its exploration service suppliers for a total invoiced amount of $50,000. During fiscal 2008, the Company settled this lawsuit by paying $19,491 to the supplier.

Under the terms of exploration licenses granted in prior years by the State of Botswana, ("Botswana") the Company was obligated to meet specified exploration commitments over the term of the licenses. Botswana is entitled to recover any exploration expenditure shortfall by requiring payment of the shortfall amount in default. The Company's last remaining license expired in the 2001 fiscal year. An estimated exploration commitment shortfall of 3,190,605 Botswana Pula remained upon termination of the Company's exploration work in Botswana. In fiscal year 2005, the Company wrote off its estimated exploration commitment shortfall balance to the Botswana government into operations in the amount of

$610,170. In the event that the Botswana government initiates collection of the above-noted exploration commitment shortfall, the Company will be subject to a potential liability of 3,190,605 Botswana Pula (Cdn$680,237).

NOTE 10 – SUBSEQUENT EVENTS

Subsequent to April 30, 2008, the Company has continued to stake additional claims, enter into option agreements on 50% and 100% held claims in the normal course of business.

NOTE 11 – CASH PROVIDED BY (USED IN) CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	2008	2007
Accounts receivable	(491,687)	(164,730)
Sales tax refundable	884	(12,011)
Prepaid expenses and deposits	(3,562)	(187)
Accounts payable and accrued liabilities	3,368	(6,940)
	(490,997)	(183,868)

NOTE 12 – COMPARATIVE FIGURES

Certain 2007 comparative figures have been reclassified to conform with the financial statements presentation adopted for 2008.

Fancamp Exploration Ltd.
Schedule I - Summary of Deferred Costs on Mineral Properties Interests

The following is a summary of mineral properties interests costs deferred during the year ended April 30, 2008:

	As At April 30, 2007			Mineral Properties Interest Expenditures Incurred During the Year Ended April 30, 2008				As at April 30, 2008		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures Net of Exploration Tax Credits	(Write Downs) (Write Offs) Income/Sales	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% Owned										
Upsalquitch Forks, NB	$ 301	$ 1,550	$ 1,851					$ 301	$ 1,550	$ 1,851
St. George's, NB	5,319	123,919	129,238	2,170		2,312		7,489	126,231	133,720
St. George's, NB	(745)	36,459	35,714					(745)	36,459	35,714
Cundy Lake, NB				574		680		574	680	1,254
Digdequash, NB				5,739		11,097		5,739	11,097	16,836
McFaulds Fancamp, ON				1,290		117,391		1,290	117,391	118,681
Norway Lake, ON						2,850			2,850	2,850
Beam, PQ	1	376	377					1	376	377
Beauce, PQ	92,982	91,253	184,235	1,795		111,282		94,777	202,535	297,312
Dileo Lake, PQ						125			125	125
Gamache, PQ	56	282	338			75		56	357	413
Lac de la Blache, PQ	1,334	5,643	6,977			84		1,334	5,727	7,061
Lac Gaudreault, PQ	1,808	179	1,987					1,808	179	1,987
Lac Laura, PQ	502	179	681					502	179	681
La Grande, PQ	(1,100)	1,100								
Lemoine, PQ	4,390	7,463	11,853	350		4,408		4,740	11,871	16,611
Manic III, PQ	2,254	3,526	5,780			228		2,254	3,754	6,008
Manicuagan, PQ	27,196	17,599	44,795				(44,795)	-	-	-
Matonipi, PQ	1,242		1,242					1,242		1,242
Rupert, PQ	8,135	26,588	34,723			1,448		8,135	28,036	36,171
Sept-Iles Mechant, PQ	1,024	29,942	30,966	1,044		5,651		2,068	35,593	37,661
Jointly Held										
Desolation Lake, ON				102,013		1,100		102,013	1,100	103,113
Baie Comeau, PQ	2,976		2,976		(82,500)		79,525	1		1
Dieter Lake, PQ	6,961	9,320	16,281			80		6,961	9,400	16,361
George River, PQ	19,597	2,021	21,618		(373,000)		351,383	1		1
Hanna Uranium, PQ	1,450		1,450					1,450		1,450
Mt. Reed/Mt. Wright, PQ	12,850	33,497	46,347	4,408		40,338		17,258	73,835	91,093
Longue Pointe de Mingan, PQ	-	349,956	349,956			16,294			366,250	366,250
Johan Beetz, PQ	1	-	1		(438,839)		438,839	1		1
St. Urbaine, PQ	-	1,118	1,118			(2,132)			(1,014)	(1,014)
Villebon, PQ	10,698	1,657	12,355	12,500		1,277		23,198	2,934	26,132
Magpie, PQ				6,353		4,093	(10,446)	-	-	-
Royalty Interests										
Fancamp, PQ	1		1					1		1
Mountain, PQ	1		1					1		1
	$ 199,234	$ 743,627	$ 942,861	$ 138,236	$ (894,339)	$ 318,681	$ 814,506	$ 282,450	$ 1,037,495	$ 1,319,945

The following is a summary of mineral properties interests costs deferred during the year ended April 30, 2007:

	As At April 30, 2006			Mineral Properties Interest Expenditures Incurred During the Year Ended April 30, 2007				As at April 30, 2007		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures Net of Exploration Tax Credits	(Write Downs) (Write Offs) Income/Sales	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% Owned										
Upsalquitch Forks, NB	$ 1	$ 120	$ 121	$ 300		$ 1,430		$ 301	$ 1,550	$ 1,851
St. George's, NB	5,319	123,919	129,238					5,319	123,919	129,238
St. George's, NB	3,578	26,272	29,850			10,187	(4,323)	(745)	36,459	35,714
McFeulds Fancamp, ON	1		1				(1)		-	
Beam, PQ	1	184	185			192		1	376	377
Beauce, PQ	34,308	4,536	38,844	58,674		88,717		92,982	91,253	184,235
Dileo Lake, PQ	1	432	433	174			(607)			
Gamache, PQ	1	138	139	55		144		56	282	338
Lac de la Blache, PQ	1,334	5,447	6,781			196		1,334	5,643	6,977
Lac Gaudreault, PQ				1,808		179		1,808	179	1,987
Lac Laura, PQ				502		179		502	179	681
La Grande, PQ						1,100	(1,100)	(1,100)	1,100	
Lemoine, PQ	1	1,387	1,388	4,389		6,076		4,390	7,463	11,853
Manic III, PQ	2,254	3,526	5,780					2,254	3,526	5,780
Manicuagan, PQ	27,196	18,123	45,319			(524)		27,196	17,599	44,795
Matonipi, PQ	1,242		1,242					1,242		1,242
Rupert, PQ	7,038	1,788	8,826	1,097		24,800		8,135	26,588	34,723
Sept-Iles Mechant, PQ	1		1	1,023		29,942		1,024	29,942	30,966
Jointly Held										
Baie Comeau				2,976				2,976		2,976
Dieter Lake, PQ				6,961		9,320		6,961	9,320	16,281
George River, PQ				19,597		2,021		19,597	2,021	21,618
Hanna Uranium, PQ				1,450				1,450		1,450
Mt. Reed/Mt. Wright, PQ	19,714	7,753	27,467	(6,864)		25,744		12,850	33,497	46,347
Longue Pointe de Mingan, PQ		384,376	384,376			(34,420)		-	349,956	349,956
Johan Beetz, PQ	(4,836)	20,295	15,459		(540,962)		525,504	1		1
St. Urbaine, PQ						1,118		-	1,118	1,118
Villebon				10,698		1,657		10,698	1,657	12,355
Royalty Interests										
Fancamp, PQ	1		1					1		1
Mountain, PQ	1		1					1		1
	$ 97,156	$ 598,296	$ 695,452	$ 102,840	$ (540,962)	$ 166,058	$ 519,473	$ 199,234	$ 743,627	$ 942,861

Fancamp Exploration Ltd.
Schedule II - Exploration Expenditures on Mineral Properties Interests
April 30, 2008 and 2007

Incurred in the Year Ended April 30, 2008:

	Prior Year Exploration Tax Credit	Exploration Tax Credit	Engineering, Consulting, and Sundry	Total 2008
Dieter Lake	$ -	$ -	$ 80	$ 80
Dileo Lake			125	125
Gamache			75	75
Lemoine		(2,374)	6,782	4,408
Lac de la Blache		(53)	137	84
Mt. Reed/Mt. Wright		(19)	40,358	40,339
Sept-Iles Mechant		(3,575)	9,227	5,651
Manic III			228	228
St. George			2,312	2,312
St. Urbain			(2,132)	(2,132)
Longue Pointe Mingan		(8,054)	24,348	16,294
McFaulds Fancamp			117,391	117,391
Norway Lake			2,850	2,850
Desolation Lake			1,100	1,100
Cundy Lake			680	680
Rupert			1,448	1,448
Magpie		(1,452)	5,545	4,093
Digdequash			11,097	11,097
Beauce		(42,587)	153,868	111,282
Villebon		(553)	1,830	1,277
	$ -	$ (58,667)	$ 377,349	$ 318,681

Incurred in the Year April 30, 2007:

	Prior Year Exploration Tax Credit	Exploration Tax Credit	Engineering, Consulting, and Sundry	Total 2007
Beam	$ -	$ -	$ 192	$ 192
Dieter Lake			9,320	9,320
Gamache			144	144
George River		(1,279)	3,300	2,021
Lac de la Blache			196	196
Lac Gaudreault		(96)	275	179
La Grande		(696)	1,796	1,100
Lac Laura		(96)	274	178
Lemoine		(3,220)	9,296	6,076
Mt. Reed/Mt. Wright		(3,118)	28,863	25,745
Sept-Iles Mechant		(17,486)	47,428	29,942
Upsalquitch			1,430	1,430
St. George			10,187	10,187
St. Urbain		(602)	1,720	1,118
Longue Pointe Mingan	(37,471)		3,051	(34,421)
Manicuagan	(524)			(524)
Rupert		(14,647)	39,447	24,800
Beauce		(45,082)	131,799	86,717
Villebon		(893)	2,550	1,657
	$ (37,995)	$ (87,215)	$ 291,268	$ 166,058

2008venture50.
TSX venture EXCHANGE

FNC FANCAMP EXPLORATION LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following discussion of performance, financial condition and future prospects should be read in conjunction with the financial statements of the Company and notes thereto for the period ended April 30, 2008. The Company's financial statements are prepared in accordance with Canadian General Accepted Accounting Principles. The Company's reporting currency is Canadian dollars. The date of this Management Discussion and Analysis is August 18, 2008. Additional information on the Company is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration.

OVERALL PERFORMANCE

The Company's exploration activities were focused by the proximity of its 2,560 hectare McFauld's Lake property to the Eagle I nickel discovery of Noront Resources Ltd., in August, 2007. A substantial portion of the ultrabasic intrusive complex which hosts this discovery is located on the Company's property. Extensive geophysical surveys were carried out over this comparatively small area in the period October, 2007 through May, 2008. Numerous significant geochemical anomalies were identified and a reconnaissance drill program is currently underway (August, 2008).

During the year, the sale of the Company's Johan Beetz Uranium property was completed. For its 50% interest, the Company received an aggregate $1,000,000 and 175,000 shares of Uracan Resources Ltd., as well as retaining a royalty interest.

The Company has entered into option agreements on three of its 50% owned uranium properties, the Baie Comeau/Godbout and Manicuagan properties located on Quebec's North Shore, as well as the George River property located on the northeast Quebec/Labrador border.

In the fall of 2007, the Company acquired by staking, with a 50% partner, the well known Magpie titaniferous deposits located on Quebec's North Shore. The Magpie deposits outcrop as a series of en echelon ridges in a corridor some 4.5 miles long and 2,000 feet wide. The ridges stand up to 800 feet above the surrounding country, lending themselves to low cost mining methods. In February, 2008, the Company agreed to sell its interest in these claims to a newly formed company, The Magpie Mines Inc. in exchange for 27,460,981 common shares. The Magpie Mines Inc. is a private company with the intention of going public in the near future to finance the development of these deposits.

The Company continues to hold its titaniferous magnetite property at Lac la Blache, and its and Sheridan's hemoilmenite properties at Mingan and St. Urbain.

In April, 2008 the Company, together with The Sheridan Platinum Group, staked the 59 claim (15,104 hectare) Desolation Lake group located north of Attawapiskat in the James Bay Lowlands. This property was staked to cover a large magnetic anomaly that is covered by an estimated 500 metres of Paleozoic limestone. The anomaly is situated at the intersection of regional structural lineaments and is an interesting grass roots target for the type of nickel bearing ultra basic seen in the so called "Ring of Fire" to the west.

In November, 2007, a Shareholders Rights Plan was adopted to ensure that all shareholders are treated fairly and equitably in the event of a take-over bid. The Company will be seeking shareholder ratification of the Plan at the upcoming annual meeting.

SELECTED FINANCIAL INFORMATION

	2008	2007	2006
Net Income (Loss)	(2,289,527)	417,183	(240,187)
Net Income (Loss) Per Share - Basic	(0.09)	0.02	(0.01)
Net Income (Loss) Per Share - Fully Diluted	(0.09)	0.02	(0.01)
Total Assets	2,700,229	1,612,575	907,377
Total Long Term Liabilities	160,388	163,976	126,467

During the year the Company earned $907,247 in mineral property royalties and mineral property option revenue. The recorded net loss of $2,289,527 resulted from recording of stock based compensation charges. The net income of $417,183 in 2007 was mainly derived from the mineral property option revenue the Company received during 2007. The net loss in 2006 was due to the write down of mineral properties and stock based compensation charges. The actual operating costs of the Company during the three years remained relatively unchanged. Total assets have increased in 2008 due to additional properties being staked and the exploration activities undertaken on the Company's active properties.

The Company had working capital of $1,230,439 as at April 30, 2008.

RESULTS OF OPERATIONS

The Company earned a net profit of $235,796 for the three months ended April 30, 2008, compared to a net profit of $500,194 for the three months ended April 30, 2007. Although the Company earned $594,521 in mineral property option and royalty revenue, it also recorded $417,752 in costs for stock based compensation.

Management fees remained consistent quarter over quarter. See Note 7 "Related Party Transactions and Balances" attached to the financial statements.

MINERAL PROPERTIES

100% Owned McFaulds Fancamp Property, Ontario

Extensive geophysical work has and is being carried out over the newly cut EW grid straddling the Fancamp/Noront boundary on the west side of the property. This work is aimed at further defining the Aerotem II conductors and magnetic results shown on the Company's news release of February 28, 2008. These magnetic results in particular show that these conductive zones, including the Eagle I discovery, are part of the same mineralized system and management believes that the untested conductors are in all probability similar to those tested at Eagle I.

Preliminary returns on the Fancamp side with pulse time domain EM, show sizeable and strong conductors at depths below 150 to 200 metres (beneath the depths recently drill tested by Noront on their reported AT I target immediately west of Fancamp's boundary). Ground magnetics, frequency domain EM and gravity surveys, currently being carried out, will further define these targets for a preliminary diamond drill program approximating 1,500 metres.

The Company also participated in an airborne VTEM survey, recently carried out by Freewest Resources Canada Ltd. Parts of the Fancamp ground were covered by this survey which is notably more powerful and deeply penetrative than the Aerotem II. The survey confirmed the Aerotem II anomaly patterns, and identified new zones of conductivity not previously seen, in particular, beneath a part of the very large magnetic anomaly located in the northern part of the property. This new finding is of potentially great significance, given the size of the anomaly and location along the regional structural trend midway between the Eagle I discovery and Noront's recently announced AT 12 nickel discovery.

As of early July, 2008, a drill program commenced on selected targets.

Option to Earn 100% Interest Beauce Property, Quebec

The Company has acquired a 100% interest in a series of claims covering most of the historic Beauce gold placer district of Quebec. This area, a small drainage basin located immediately east of the Chaudiere River, south of Quebec City, was the site of numerous placer gold finds in the nineteenth and twentieth centuries. Results are pending from the recently completed airborne survey and ground geophysics.

50% Owned George River Property

The Company has entered into an option agreement with Nebu Resources Inc. on this property, held 50% with Sheridan Platinum Group.

50% Owned Mingan Titanium Option, Longue Pointe, Quebec Joint Venture

The Company holds a 50% interest in Mingan and bench scale test work on the massive hemoilmenite is ongoing, with the intent of developing high titanium and iron oxide end products.

Drilling and gravity surveys on the Mingan Showing have outlined potentially exploitable resources of massive hemoilmenite.

50% Owned St. Urbain Iron Titanium Deposits

These historic deposits, held in partnership with the Sheridan Platinum Group, are located near the village of St. Urbain, near Baie St. Paul on Quebec's North Shore. In 1959 a (non 43-101 compliant) global resource at 22 million tons was estimated for 4 deposits, from which a total of ½ million tons had been extracted over the preceding thirty years. Overall grades are on the order of 35% Fe and 36% TiO_2.

50% Owned Mount Reed/Mount Wright Iron Prospects, Quebec Joint Venture

The Company has, with its 50% partner, the Sheridan Platinum Group Ltd., some nineteen separate properties, covering a total of about 28,000 hectares. These properties are in various stages of exploration development, many were drilled in the 50's and 60's, while some are only at the geological mapping stage. The iron formations are concentrating ores, in the 28-35% Fe range, and reported tonnages (non 43-101 compliant) are in the 25M to 350M ton range. Potential resources are much larger; fully thirteen of the properties have had no grade or tonnage estimates applied to them.

These properties, most in close proximity to road and rail transport, represent considerable potential for groups interested in long term iron ore supplies.

Subsequent to the year end, the Company granted an option on 15 of these properties to Champion Minerals Inc.

100% Owned Lac Mechant Property, Quebec

This is one of the major geochemical nickel "hotspots" on Quebec's North Shore and remains a significant exploration target. The Company has completed an airborne time domain EM and magnetic survey of this property and is currently in negotiations with a potential joint venture partner.

100% Owned Lac de la Blache Titaniferous Magnetite Property, Quebec

This 1,566 hectare property, located 128 km northwest of Baie Comeau (discovered in 1952) was staked by the Company in April, 2004. Drilling has been carried out by various owners over the years and the deposit has been estimated to contain at least 79 million tons averaging 50% Fe and 20% TiO_2 (non 43-101 compliant).

100% Owned Rupert Uranium Property, Quebec

This 1,700 hectare property is characterized by highly anomalous uranium values in lake bottom sediments. Little previous work is recorded. The country rocks are characterized by abundant pegmatites, granites and gneisses and numerous fault structures. Uranium values range from the hundreds to over a thousand ppm, in an environment where background is less than 10. The Company considers the area highly prospective for Rossing and Olympic Dam type targets. An airborne radiometric and magnetic survey has been completed on this property.

50% Owned Villibon Nickel Property, Quebec

Together with its 50% partner, the Sheridan Platinum Group, the Company has acquired an option to earn 100% interest in 5 claims from Les Ressources Tectonic Inc. The Company also staked a number of additional claims in the area, of which 23 contiguous claims are subject to a ½% NSR.

100% Owned St. George (Clarence Stream) Properties, SE New Brunswick

The Company continues to maintain its land position in the Clarence Stream gold camp of southeastern New Brunswick, the site of potentially economic gold discoveries by Freewest Resources Canada Inc.

Other Properties

The Company continues to maintain the Manic III nickel prospect.

The Company has entered into option agreements on the uranium properties held in Baie Comeau, Manicuagan, Godbout, located on Quebec's North Shore.

The Company continues to hold other prospective grass roots properties in the provinces of Ontario, Quebec and New Brunswick.

SUMMARY OF QUARTERLY RESULTS

Selected financial information for the quarter ended April 30, 2008 and the preceding 7 quarters:

Three Months Ended	1st Quarter July 31, 2007	2nd Quarter October 31, 2007	3rd Quarter January 31, 2008	4th Quarter April 30, 2008
Mineral Property Option and Royalty Revenue	$166,384	$100,000	$46,342	$594,521
Net Income (Loss)	$146,072	($2,686,609)	$15,214	$235,796
Income (Loss) Per Share	$0.010	($0.110)	$0.000	$0.010
Fully Diluted Income (Loss) Per Share	$0.010	($0.100)	$0.000	$0.010

Three Months Ended	1st Quarter July 31, 2006	2nd Quarter October 31, 2006	3rd Quarter January 31, 2007	4th Quarter April 30, 2007
Mineral Property Option Revenue	-	-	-	$525,504
Net Income (Loss)	($18,836)	($40,087)	($24,088)	$500,194
Income (Loss) Per Share	($0.001)	($0.002)	($0.001)	$0.020
Fully Diluted Income (Loss) Per Share	($0.001)	($0.002)	($0.001)	$0.020

The net profit in the 1st quarter resulted from the recognition of option revenue from the Company's 50% owned uranium properties. During the second quarter, the Company recognized the compensation expense for the estimated fair value of stock options granted during the period of $2,755,309 and recorded property option revenue of $100,000. The Company recognized further property option revenue in the fourth quarter and achieved a profit after incurring further stock based compensation charges and the write down of other properties.

LIQUIDITY AND CAPITAL RESOURCES

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. With no producing properties, the Company has no current operating income or cash flow. All of the Company's short and medium-term operating and exploration cash flow is derived through external financing and joint venture option payments.

The Company had working capital of $1,230,439 as at April 30, 2008.

Also see Note 9 "Contingencies" attached to the financial statements.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

See Note 7 "Related Party Transactions and Balances" attached to the financial statements. In addition, the Company has a number of joint ventures with the Sheridan Platinum Group.

SUBSEQUENT EVENTS

See Note 10 "Subsequent Events" attached to the financial statements.

RISK AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties inherent in this business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only source of future funds for further exploration programs or for the development and commercial production of economic ore bodies are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available, however, management feels that it can achieve success in this area for the near future.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

In accordance with *CICA Handbook Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments,* the Company recognizes stock-based compensation expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date, and expensed over the expected vesting period. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

CHANGE IN ACCOUNTING POLICY

The Company did not make any changes to its accounting policy during the Quarter.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the annual filings, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the

Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCING REPORTING

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of the Company's control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing our computer systems and applications within the Company. While management of the Company has put in place certain procedures to mitigate the risk of a material misstatement in the Company's financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document, which are not historical facts, are forward looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause differences include, but are not limited to, are volatility and sensitivity to market prices for base metals, environmental and safety issues, changes in government regulations and policies and significant changes in the supply-demand fundamentals for base metals that could negatively affect prices. Although the Company believes that the assumptions used are reasonable, these statements should not be heavily relied upon. The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

CORPORATE INFORMATION – AS AT APRIL 30, 2008

TSX Venture Exchange	Trading Symbol: FNC
Authorized Capital: Shares Outstanding: Fully Diluted Shares Outstanding:	50,000,000 common shares n.p.v. 27,510,981 common shares 29,510,981 common shares
Head Office:	7290 Gray Avenue Burnaby, B.C., V5J 3Z2 Telephone: 604-434-8829 Facsimile: 604-434-8823
Regional Office:	340 Victoria Avenue Westmount, Quebec, H3Z 2M8 Telephone: 514-481-3172 Facsimile: 514-481-8943
Transfer Agent:	Pacific Corporate Trust Company 2nd Floor, 510 Burrard Street Vancouver, B.C., V6C 3B8
Auditor:	Chang & Lee 505-815 Hornby Street Vancouver, B.C., V6Z 2E6
Directors:	Peter H. Smith, PhD., P. Eng., President and Director Debra Chapman, Secretary and Director Gilles Dubuc, Director Michael Sayer, Director

END